CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 9, 2007

OTC Bulletin Board Symbol: CRMXF

TSX Venture Exchange Symbol: CMA

U.S. 20-F Registration: 000 - 29870

Frankfurt Stock Exchange: DFL (www.finanztreff.de)

TRENCHING LOCATES BROAD ZONES OF QUARTZ VEINING

GOLDSMITH PROPERTY, BC

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce that an excavator trenching program is underway on its Goldsmith Property, located near Kaslo in southeastern British Columbia.  The Goldsmith Property contains numerous historic (circa 1903), small, high–grade workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park and others) throughout a 3-kilometre long belt of altered volcanic and sedimentary host rocks.  High–grade gold mineralization in the workings is found in numerous quartz veins that range up to 5 meters in width.  Also of interest on the Goldsmith Property are reported historic gold values obtained from the altered wall rock between and adjacent to the quartz veins.  Historic geologic and promotional reports from the early 1900s expound on the amount and size of free gold within these vein networks.

To date, Cream has obtained extremely encouraging results from rock grab and chip samples collected from the numerous small-scale historic workings.  See the table below for some of the spectacular gold assay values from sampling by Cream in 2003 to 2006 (previously reported).  These sample results confirm the historic reports of very high-grade gold mineralization.

Sample	Location (working)	Type	Au (g/t)	Ag (g/t)
B2-3	Bullock	Grab	140.16	69.8
B4-1	Bullock	Grab	75.27	123.9
B4-4	Bullock	Grab – VG	9,901.79	619.5
JB3-B1-13	Bullock	80 cm chip	63.78	36.2
JB3-B2-13	Bullock	50 cm chip	14.33	2.6
JB3-B5-1	Bullock	150 cm chip	1.46	2.5
04LJ-1	Lucky Jack	100 cm chip	2.31	1.1
04LJ-2	Lucky Jack	17 cm chip	40.70	4.9
04LJ-15	Lucky Jack	200 cm chip	2.13	--
LJ4-1	Lucky Jack	20 cm chip	4.82	0.3
LJ4-2	Lucky Jack	Grab – VG	49.67	3.1
LJ4-3	Lucky Jack	Grab – VG	3,888.10	181.6
04GS18-5	Goldsmith	50 cm chip	5.66	1.0
04GS19-1	Goldsmith	100 cm chip	2.57	--
04GS20-1	Goldsmith	40 cm chip	9.93	3.2
04GS20-3	Goldsmith	35 cm chip	27.63	3.6
04GS30-1	Goldsmith	20 cm chip	101.78	22.8
04GS3-1	Goldsmith	Grab	18.57	1.7
04GS34-1	Goldsmith	Grab	8.27	--
GS1-4	Goldsmith	Grab	36.75	2.3
GS3-2	Goldsmith	Grab	13.83	6.2
CK-1	Crown King	Grab	9.19	45.0
04OP-2	Ophir	Grab	4.36	--
04TEL-3	Telluride	Grab – VG	135.45	15.7
BH-10	Big Hope	200 cm chip	0.87	143.2

The historic workings are located within a strong, greater than 2-kilometre long, gold soil geochemical anomaly.  The soil anomaly is strongest in the area of the historic Bullock and Goldsmith workings (see sketch) and is in the area tested with the current trenching program.  The historic Bullock workings consist of 4 adits and numerous small shafts, pits, and trenches, while the Goldsmith workings consist of 3 adits, again accompanied by numerous small pits, shafts and trenches.

At the Bullock area, a 134 metre long trench was put in to cross the area of quartz veining between adits 3 and 4.  This trench encountered 48 (generally sub-parallel) quartz veins ranging in width from a few centimetres to 2 metres.  The quartz veins were chip sampled, as was the intervening wall rock for the entire length of this trench.

At the Goldsmith workings, a second, long cross-sectional trench was put in to cross the stratigraphy and encountered nine separate quartz veins.  A well-mineralized (galena, pyrrhotite, chalcopyrite, arsenopyrite) vein, that ranged in true width from 30 to 400 centimetres was exposed for a length of 64 metres and chip sampled every 2 metres along its strike in order to determine the average grade for this vein.  Also, an additional two short trenches were put in and chip sampled, 250 metres away from this long trench at Goldsmith, to better expose veins which previously returned good gold values from grab samples collected in 2006.

A total of 162 chip samples have now been submitted to ACME Laboratory Ltd. in Vancouver for assay.  Results are expected in about 4 weeks.  A follow-up trenching and diamond drilling program has been permitted and is planned to resume once assay results have been received, weather permitting.

Linda Dandy, P.Geo., is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101 and has verified the data in this news release.

GOLDSMITH PROPERTY, BC

LOGGING ROAD
LUCKY JACK
40.70 g/t Au
2.31 g/t Au
2.90 g/t Au
2.13 g/t Au
2.43 g/t Au
2.28 g/t Au*
3.10 g/t Au*
4.82 g/t Au*
49.67 g/t Au*
3,888.10 g/t Au*
181.60 g/t Ag*
LJ1
LJ2
LJ3
LJ4
GP1
TELLURIDE
135.45 g/t Au
T
OPHIR
4.36 g/t Au
2.08 g/t Au
OP
GPR
OC
31
N
AREA OF TRENCHING
GS1
GS2
GS3
BH
BIG HOPE
108.0 g/t Ag
143.2 g/t Ag
183.2 g/t Ag
GOLDSMITH
5.66 g/t Au
2.57 g/t Au
9.93 g/t Au
27.63 g/t Au
101.78 g/t Au
18.57 g/t Au
2.26 g/t Au
8.27 g/t Au
6.29 g/t Au*
36.75 g/t Au*
7.07 g/t Au*
13.83 g/t Au*
CROWN KING
3.53 g/t Au
9.19 g/t Au*
CK
RIO TINTO
1.64 g/t Au
1.86 g/t Au
RT
POPLAR CREEK
B1
B2
B3
B4
P
BULLOCK
8.35 g/t Au*
140.16 g/t Au*
69.80 g/t Ag*
75.27 g/t Au*
123.90 g/t Ag*
9,801.79 g/t Au*
619.50 g/t Ag*
68.73 g/t Au*
14.33 g/t Au*
0 km
0.5 km
1 km

Frank A. Lang, P.Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.